Filed by GigOptix, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 333-153362

Subject Company: GigOptix, Inc.

This filing relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger by and among Lumera Corporation, GigOptix LLC, GigOptix, Inc., Galileo Merger Sub L, Inc. and Galileo Merger Sub G, LLC dated as of March 27, 2008.

* * * *

On October 27, 2008, the Securities and Exchange Commission declared effective a registration statement on Form S-4 (File No. 333-153362) filed by GigOptix. Inc., which contains a proxy statement/prospectus of Lumera regarding the proposed merger transaction between Lumera and GigOptix, as well as other relevant documents concerning the transaction. The proxy statement/prospectus was mailed to Lumera Stockholders on or about October 27, 2008. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGOPTIX, INC., LUMERA CORPORATION, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus and other documents filed in connection with this transaction with the SEC at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed by GigOptix, Inc. may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

IT6136
IT6155
7477U
GX6155

Optically Connected

GIGOPTIX

Corporate Overview Corporate Overview Dr. Avi Katz, Chairman and CEO Dr. Avi Katz, Chairman and CEO October 2008 October 2008

GigOptix LLC Copyright - 2008
Disclaimer
Disclaimer
Certain statements contained in this release are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the company's forward-looking statements include the following: market acceptance of our technologies and products; our ability to obtain financing; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; and other risk factors identified from time to time in the company's SEC reports, including its Annual Report on Form 10-K, and its Quarterly Reports on Form 10-Q.
Lumera and its proposed successor GigOptix Inc., have filed with the SEC a joint proxy/registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE
URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND
THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
LUMERA, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Lumera’s stockholders seeking their approval of Lumera’s issuance of shares in the transaction and to members of GigOptix LLC. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by
Lumera with the SEC at the SEC’s web site at www.sec.gov. Free copies of Lumera’s SEC filings are available on Lumera’s web site at
www.lumera.com and also may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell,
WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 398-6546.
Lumera and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Lumera’s stockholders with respect to the proposed transaction. Information regarding Lumera’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 17, 2008, as amended by Form 10-K/A filed with the SEC on March 27, 2008 and by Form 8-K filed with the SEC on September 5, 2008. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

GigOptix LLC Copyright - 2008
Markets Addressed Products
Diversified across multiple
markets:
Telecom
Datacom
Consumer Electronics
(CE)
Military/Avionics/Test
Broad portfolio of Physical
Media Dependent (PMD)
Integrated Circuits working
at 2.5 - 100Gb/s :
Laser Drivers
Amplifiers
Modulators
GigOptix is a leading fabless semiconductor supplier specializing in high-speed
Integrated Circuits (ICs) which interface with optical components used in optical communications networks
GigOptix plans to execute a roll-up consolidation strategy together with internal new product development
GigOptix Overview
GigOptix Overview
GigOptix ICs at every GigOptix ICs at every
electrical to optical electrical to optical
intersection intersection
Consumer Consumer
Electronics Electronics
Telecom Telecom
Datacom Datacom
Intra-board

iterra

Helix semiconductors

GigOptix

LUMERA

iT6139
S/N: 284
D/C: 2907
iT6155
0003A

GIGOPTIX

GigOptix LLC Copyright - 2008
GigOptix History
GigOptix History
09.01.00 – iTerra
Communications was
founded
07.01.07 – iTerra recapitalized
and restarted as GigOptix LLC .
Test & Measurement and
Defense products spun out
03.27.08 – Announced merger
with Lumera Corporation
2007                    – 2008 2000
2000
GigOptix LLC – GX Helix AG - HX Lumera Corp. - LX
Market Focus Telecom/Datacom Datacom/Consumer Telecom/Aerospace
Product focus Drivers and Receivers Drivers and Receivers Modulators
Technology focus Very High frequency Serial Multi-channel / parallel High speed modulator
Material focus InP & GaAs experience SiGe experience Polymer experience
Engineering expertise Pioneered  drivers Pioneered  receivers Pioneered active polymer devices
Commercial Products Die, Module and packaged ICs Die Die and packaged device
01.15.08 – GigOptix
acquired Helix
Semiconductors
TBA – GigOptix Inc.
Launched on Nasdaq
with ticker GIGX

GigOptix LLC Copyright - 2008
GigOptix Highlights
GigOptix Highlights
Strong underlying market growth
Migration to mass markets
Breadth of products:  speed, reach, and
broad  applications
Unique integrated solutions
Technological advantage
Innovation and emphasis on IP
Synergistic use of various semiconductor and
polymer processes
Intrinsic growth complimented by rollup and
consolidation strategy
Rapid revenue growth and tight cost control
Efficient operations based on a fabless model
Rapid Underlying
Market
Transformation
Wide Portfolio of
Products
Highly Differentiated
Technology
Execution

You Tube
Broadcast Yourself
facebook
myspace.com

Internet Usage in Petabytes Per Month (U.S.)*
14 Billion Connected Devices
100 Million Connected Devices
Email Becomes Common
Now
11264
10000
5000
2500
700
1.5
1996
2000
2006
2011
* Cisco
Kilobyte 1,024 bytes
Megabyte 1,048,576 bytes
Gigabyte 1,073,741,824 bytes
Terabyte 1,099,511,627,776 bytes
Petabyte 1,125,899,906,842,620 bytes
Exabyte 1,152,921,504,606,850,000 bytes

GigOptix LLC  Copyright - 2008

Market Dynamics: Rapidly Growing Demand
Market Dynamics: Rapidly Growing Demand
for Increased Bandwidth
for Increased Bandwidth
Growing market need for products that can handle increasing bandwidth while reducing cost, energy consumption and heat
Interconnects become the bottlenecks and GigOptix enables the streaming
Movies
Online TV
Music
Online Games
Social Networking
Streaming Video
Ever increasing streaming media
content and higher resolution
displays escalate bandwidth
demand
HD displays
Pictures

Telecom
Optical Transponders
300 pin MSA - 6-14 Watt
XENPAK/XPAK/X2 3-4 Watt
Datacom
XFP – 10Gb/s
1.5 to 3.5Watt
SFP+ 10Gb/s
<1W
Multi-channel
10Gb/s <1W
POP4 MSA
up to 40Gb/s
SNAP12 up
to 120Gb/s
Consumer
Fiber Optic cables perform better and are more attractive for high end consumer electronics
DVI, HDMI and DisplayPort will go optical
Low EMI, flexible optical links across hinges and between sub-systems

GigOptix LLC Copyright - 2008
Underlying Market Transformation
Underlying Market Transformation
Continuous innovation enables technologies developed for
high-end applications to move into mainstream markets
Optical technology is primed to progress from a high-end niche to mass market deployment
High end Mass Market

Reach (meters)
GIGOPTIX
Fiber
Waveguide
Optical Interconnection

GigOptix LLC  Copyright - 2008

Information Streaming: Migration from
Information Streaming: Migration from
Copper to Optics
Copper to Optics
Interconnections will go optical as
copper reaches its speed limitations
High performance optical
components are needed for next
generation high speed applications
GigOptix solutions support all
reaches and all speeds of optical
interconnects using its broad
portfolio of materials
GigOptix enables the transition of
optical technology from high-end
telecom all the way to mass market
consumer electronics
0.01
0.1
10
100
1
Speed (Gb/s)
1
1k
10k
100k
Optical
Wide Area Network
Metropolitan Area Network
Inter Racks
Inter Boards
Chip to Chip
Grey area Copper
Local Area Network
10 40 100
Datacom
Telecom & Datacom
Intra Chip
DVI/ HDMI
Active cable/ Infiniband
Super Computing
Consumer TV,
PC, mobile
Telecom
1000k
Sub-Marine & Long Haul

(Units in Millions)
CAGR: 87.5%

(Units in Millions)
CAGR: 85%

GigOptix LLC Copyright - 2008
High Growth Markets: Telecom and Datacom
High Growth Markets: Telecom and Datacom
44.6
27.0
14.8
7.5
3.6
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0
Datacom
2.6 6.1 12.8 24.3 41.0
Telecom
1.0 1.5 2.0 2.7 3.6
2008 2009 2010 2011 2012
Transceivers Forecast for Speeds >
10Gb/s
Source: Communications Industry Researchers, Inc., July 2008
0
10
20
30
40
50
60
70
80
90
External Modulator & EML 7 15 29 51 82
2008 2009 2010 2011 2012
40G Modulator Unit TAM
Source:  Ovum-RHK February  2008
Telecom and Datacom optical
transceiver markets combined are
forecast to grow at a CAGR larger than
85% between 2008 and 2012 , for both
high speed transceivers and modulators
In addition, GigOptix believes, based on
discussions with potential partners, that
the emerging Consumer Electronics
market for optical interconnects will
start production in 2010
Assumptions/Notes:
In applications above 40Gb/s polymer modulators will compete with EA modulators, used in EMLs, and
External Modulators which are currently made from Indium Phosphide and Lithium Niobate respectively

USB: The Way the World Connects
6.2B USB Devices Shipped Since 2001
2.1B USB Devices Shipped in 2006
USB 3.0 Promoters' Group
USB 3.0 Specification: 1H'08
Backward Compatible
Energy Efficient
Copper and Optical Interconnects
Microsoft
NEC

GIGOPTIX

GigOptix LLC  Copyright - 2008

Emerging Market –
Emerging Market –
Consumer Electronics
Consumer Electronics
The Challenge:
Copper interconnects at high speeds have inefficient
use of power and cause data loss due to interfering
radiation
Optical offers a solution:
Low emission, low power high speed link between
processor and display inside Consumer Electronics
(CE) devices (TVs, PCs, cell phones)
Replaces bulky unsightly cables, such as HDMI,
connecting between CE boxes (e.g. game console
and monitor)
Much simpler to implement and more robust than
wireless connectivity which has to compensate for
interference
Extends the reach of today’s connectivity standards,
like USB, to cover room to room links
Intel announced USB 3.0 will support optical at IDF in
Sept 2007
“Optoelectronics is becoming a key enabling
“Optoelectronics is becoming a key enabling
Optoelectronics is becoming a key enabling
technology which is critical to many of the technology which is critical to many of the personal personal digital digital products we we see see today”
today”
”
- -
OIDA, Prospectives
OIDA, Prospectives
Prospectives on the Optoelectronics Industry on the Optoelectronics Industry
Forum Report Forum Report
“Our business strategy is to [build]…a
community that provides the ecosystem to
enable the delivery of photonic interconnects
in volume.”
HP Fellow &CTO Terry Morris (May 2008)
Intel: Sept 2007 Intel: Sept 2007

Driver
Modulator
Receiver Amplifier
Receiver Amplifier
Modulator
Driver

GIGOPTIX

GigOptix LLC  Copyright - 2008

GigOptix’
GigOptix’
Solution for Communications
Solution for Communications
Advantages of combining polymer modulators and high performance drivers:
Higher bandwidth, lower cost, smaller size and lower power consumption
Simpler system integration and shorter design cycles due to better interoperability
New markets such as aerospace, automotive and wireless communications using advanced modulation schemes
GIGX today
2.5 Gb/s
to
100 Gb/s
Deserializer
Decoding
Clock
Extraction
Optical
transceiver
Serializer,
Line Coding
Clock
Generation
Laser
PD
Integrated solution
Serializer,
Line Coding
Clock
Generation
Laser
Optical
transceiver
Integrated solution
Digital
VLSI
Deserializer
Decoding
Clock
Extraction
PD
Digital
VLSI

GigOptix LLC  Copyright - 2008

GigOptix Strategy
GigOptix Strategy
Stage 1: Telecom
Continue to extend market share of high speed drivers and receivers
Integrate commercialized polymer modulators with drivers
Drive innovation of Terabit polymer/CMOS electro-optic integration
Stage 2: Datacom
Launch superior 10Gb/s drivers and receivers to displace incumbents
Launch 40Gb/s & 100Gb/s drivers and receivers as market takes off
Set performance standard in high speed parallel optics market
Stage 3: Consumer
Extend market share in driver and receivers for Active Cables
Develop partnerships to enable OEM low cost manufacturers
Miniaturize optical PMDs for inter and intra system interconnect
Datacom
mid price – mid volume
Consumer
low price – high volume
$$
Telecom
high price
low volume
The company intends to address these market through a combination of organic
The company intends to address these market through a combination of organic growth and consolidation strategy and pragmatic focus on cash management growth and consolidation strategy and pragmatic focus on cash management

GigOptix LLC Copyright - 2008
Optical
Device
Parallel Rx Parallel Tx VCSEL LD/FP
Limiting
Amp
Linear
Amp
EA EO
100G
40G
10G
<10G
GigOptix’
GigOptix’
Product Portfolio
Product Portfolio
VSR 10cm-10m
ULH < 1000Km
Reach
Production  /  Development
Driver
Receiver
Modulator
Telecom
Datacom Consumer

Lumera Corporation
100 GHz Modulator
In
Out

IT6135C
S/N: 1996
D/C: 0829

GIGOPTIX

GigOptix LLC  Copyright - 2008

GigOptix’
GigOptix’
Roadmap
Roadmap
Portfolio balanced between high value
and high volume
Synergy between organic and inorganic
additions
2002 2005 2007 2009
10G
10G Drivers ULH
10G NRZ Driver Long Haul
10G EA Drivers
4x3G Rx&Tx
10G TIA w/AGC
10G VCSEL Driver
4G & 10G TIA/LIAs
45G EA Driver
40G SMD
45G TIA
40G – 100G
12x10G  Rx & Tx
4x10G  Rx & Tx
12x4Gb/s Rx & Tx
40G Limiter
20G DQPSK driver
40G Modulator
40G NRZ Drivers
200G DQPSK  driver
& modulator
4x2G Rx & Tx
10G DQPSK Drivers
10G Limiter
100G (28Gx4)Drivers
Consumer
GX
HX
(G)LX
10G Integrated
Modulator & Driver
BB Amplifier

Technology needed in high speepd transponders	GigOptix	Triquint	InPhi	OKI	Maxim	Vitesse	SHF	Iptronics	Sierra Monolithics	Zarlink	Avago
>10G Driver							>40G only				
>10G Receivers											
>10G Serializer/ Deserializer											
MZ polymer Modulator											
<10G drivers and Receivers											
Low cost SiGe based ICs											
Parallel Drivers and Receiver ICs										Vertically integrated	Vertically Integrated
Optical packaging											
VCSEL Lasers											

GIGOPTIX

GigOptix LLC Copyright - 2008
PMD Competitive Landscape
PMD Competitive Landscape
Best in class
Plays
Source : Gigoptix
Widest portfolio of technologies for >10Gb/s transponders
Competitors are fragmented => opportunity for consolidation
Weakness/Gap

GigOptix LLC Copyright - 2008
Unique Technology Motivates the Merger
Unique Technology Motivates the Merger
Advantages of GigOptix future path to electro-optic integration approach
Single chip replaces expensive packaged devices costing thousands of dollars
Ultra high speed serial devices allow for scaling to >1Tb/s to support future networks
Lowest power solutions –
40%* of leading alternative due to polymer properties
Inexpensive materials – based on low cost process of silicon and polymer coating
Polymer layer adds modulator
Inexpensive silicon
wafer for driver
Vertically
stacked
driver and
modulator
in a chip
GIGX Step 2: System on Chip GIGX Step 2: System on Chip
Integration Integration
*compared to leading 40Gb Lithium Niobate MZ modulator drive voltage of 1.8V vs Lumera 1V
GIGX Step 1: GIGX Step 1:
Package Integration Package Integration
modulator
Laser
Driver
modulator
Laser
Current Current
Situation Situation
Driver
Driver

GigOptix LLC Copyright - 2008
Global Operations
Global Operations
GigOptix operates with a fabless business
model, utilizing a number of semiconductor
foundries and packaging contract
manufacturers
Efficient technology transfer from in-house
prototype fab to contract manufacturers
ISO 9000 and 14001 certified, Standard
Compliance:  RoHS , Telcordia
Global Sales reach  with Sales offices in Palo
Alto, Tokyo, and Zurich
Network of optical industry focused
representatives and distributors across US,
Asia and Europe
Sales channel locations

GigOptix LLC  Copyright - 2008

Patent Protection
Patent Protection
Extensive research and development into the fields of electronics and polymer coatings for electro-optic applications
Exclusive licensing agreement with the University of Washington for IP relating to electro-
optic polymers and related organic materials and process fields of:
Optical networks for voice, data and related telecommunications communications;
Optical computing applications and holographic optical memory systems;
Beam steering, control and scanning;
Commercial and defense radar, guidance and sensing systems, and
Residual portfolio of patents relating to polymers in the bioscience field of Proteomic analysis available to be disposed
Status Field US Int'l
Issued
Electronics 3 1
Polymer 32 8
Pending
Electronics 3
Polymer 31 21
Main Patent categories
Broadband Amplifier Design
Optical Polymer Synthesis
Materials Systems Incorporating Polymers
Materials Characterization and Testing Methods
Devices, Designs and Processes Relating to Polymers

GigOptix LLC Copyright - 2008
Experienced Leadership Team
Experienced Leadership Team
Julie Tipton, VP Marketing: More
than 20 years of semiconductor industry experience. Before
GigOptix held numerous management positions at NXP
Semiconductors/Philips Semiconductors including GM for
Mobile WLAN Product line, Head of Operations,
Connectivity products, VP/GM Digital Video Interactive
products.
Marc Correa, VP Operations: More
than 25 years experience in developing global manufacturing
capabilities with a specialty in rapidly transitioning from low-
volume to high-volume production. Formerly Director of
Operations at Mistletoe Technologies, was responsible for
global IC operations at Airgo Networks (acquired by
Qualcomm).
Vivek
Rajgarhia, VP Global Sales:
Over15 years experience in the opto-electronics industry.
Vivek has held VP positions in Sales and Marketing at
Dupont Photonics and OpNext Inc. Founded Trust Telecom
in India launching two mobile handset brands. He was
Director of Sales and Marketing for Lucent Technologies in
Asia-Pacific
Dr. Avi Katz, CEO/COB:
More than 20 years experience leading public and private
electronics manufacturers. CEO positions at Intransa and
Equator Technologies. Held executive positions at Watkins-
Johnson, ASTeX, and Symphony Services. 7 years in research at
A&T Bell Labs in Murray Hill, N.J. BOD Member of several
companies. Holds numerous U.S. and international patents.
Andrea Betti-Berruto CTO:
Founded iTerra Communications in 2000. More than 16
years of experience in the design of RF and microwave ICs
and multi-chip modules. Before joining iTerra/ GigOptix, led the product development team of Fujitsu Compound
Semiconductor for mm-wave high-power amplifiers. Author
of several publications in technical journals.
Peter Biere, CFO and GM GigOptix Bothell :
Over 25 years of experience ranging from startups to high
growth to mature organizations. 4 years CFO/GM position
at Lumera Corporation; CEO/CFO of Entrées International;
CFO of Locate Networks and Zones.com. BBA and MA in
accounting from University of Iowa.
Dr. Raluca Dinu VP Advanced Engineering: 7
years at Lumera rising to VP – Electro-Optics Business Unit.
4 years as Physics Engineer at National Institute (Physics) in
Bucharest, Romania. She holds over 15 patents and has
authored numerous technical papers. PhD in Physics from
University of Bucharest.
Dr. Jörg
Wieland, VP GM GigOptix-Helix:
More than 20 years in opto-electronics, founder and CEO
of Helix AG, acquired by GigOptix LLC in January 2008
Also a founder of Albis Optoelectronics AG, a leading
photo-detector maker. Prior to starting Helix, he was a
research scientist at ETH Zürich. Jorg holds Dip.EE. and
Doctor of Technical Science degrees from ETH.
.

Lumera
Helix
GigOptix LLC
Average QTQ growth 18%
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0

YTY growth
78%
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0

GigOptix LLC Copyright - 2008
Summary of Historical Quarterly Revenues
Summary of Historical Quarterly Revenues
Unaudited in (000's) Q1'07 Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 FY 2007
Q1 - Q3
'07
Q1 - Q3
'08
GigOptix LLC (1) $446 $795 $833 $1,103 $1,240 $1,601 $1,726 $3,177 $2,074 $4,567
Helix (1) $385 $359 $445 $786 $443 $645 $896 $1,975 $1,189 $1,984
Lumera (2) $860 $934 $624 $356 $484 $1,499 $1,565 $2,774 $2,418 $3,548
Total $1,691 $2,088 $1,902 $2,245 $2,167 $3,745 $4,187 $7,926 $5,681 $10,099
(1) GigOptix LLC acquired Helix in January 2008. Helix 2008 results of operations are consolidated in GigOptix LLC FY2008 results.
2007 and 2008 quarterly data for GigOptix LLC and for Helix  were prepared by management and are unaudited.
(2) Lumera results are shown as reported and represent activities from continuing operations.

GigOptix LLC Copyright - 2008
Quarterly Historical Financial Results
Quarterly Historical Financial Results
Unaudited
in  (000’s)
FY 2007 FY 2008
Q1 Q2 Q3 Q4 FY2007 Q1 Q2 Q3
9 MOS
FY2008
GigOptix LLC (1)
Revenue $446 $795 $833 $1,103 $3,177 $1,683 $2,206 $2,622 $6,551
Gross Profit $169 $299 $342 $553 $1,363 $648 $1,291 $2,007 $3,947
Operating Expenses  $720 $1,644 $1,303 $4,065 $7,732 $2,124 $3,213 $3,260 $8,597
Loss from  Operations ($551) ($1,345) ($961) ($3,512) ($6,369) ($1,476) $(1,922) $(1,253) $(4,650)
Helix (1)
Revenue $385 $359 $445 $786 $1,975 - - - -
Gross Profit $366 $251 $434 $727 $1,778 - - - -
Operating Expenses $285 $255 $303 $460 $1,303 - - - -
Income (Loss) from  Operations $81 ($4) $131 $267 $475 - - - -
Lumera (2)
Revenue $860 $934 $624 $356 $2,774 $484 $1,499 $1,565 $3,548
Gross Profit $417 $450 $280 $121 $1,268 $248 $846 $780 $1,874
Operating Expenses $2,459 $2,939 $3,760 $3,450 $12,608 $3,946 $2,560 $2,350 $8,856
Loss from  Operations ($2,042) ($2,489) ($3,480) ($3,329) ($11,340) ($3,698) ($1,714) ($1,570) ($6,982)
Total
Revenue $1,691 $2,088 $1,902 $2,245 $7,926 $2,167 $3,745 $4,187 $10,099
Gross Profit $952 $1,000 $1,056 $1,401 $4,409 $897 $2,137 $2,787 $5,821
Operating Expenses  $3,464 $4,838 $5,366 $7,975 $21,643 $6,070 $5,773 $5,610 $17,453
Loss from  Operations ($2,512) ($3,838) ($4,310) ($6,574) ($17,234) ($5,173) ($3,636) ($2,823) ($11,632)
(1) GigOptix LLC acquired Helix in January 2008. Helix 2008 results of operations are consolidated in GigOptix LLC FY2008 results.
2007 and 2008 quarterly data for GigOptix LLC and for Helix  were prepared by management and are unaudited.
(2) Lumera results are shown as reported and represent activities from continuing operations.

$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
$(4,500)
$(4,000)
$(3,500)
$(3,000)
$(2,500)
$(2,000)
$(1,500)
$(1,000)
$(500)
$-
Q1'08
Q2'08
Q3'08
Combined Revenue
Proforma net loss

GigOptix LLC Copyright - 2008
Summary of Revenue and Pro-Forma of Combined Historical
Summary of Revenue and Pro-Forma of Combined Historical
Financial Results
Financial Results
for GigOptix LLC, Helix and Lumera
for GigOptix LLC, Helix and Lumera
Unaudited
in (000s)
Description
FY2007
FY2008
9 MOS
FY2008
Q1 Q2 Q3
Summary of combined net
loss of continuing operations
($17,234) ($5,173) ($3,636) $(2,823) ($11,632)
Adjustment to exclude
extraordinary expenses ,
dissolution and merger costs
$1,000 $889 $964 $1,113 $2,966
Adjustments to exclude
merger related increased
expenses , interest and
amortization of intangibles
$1,900 - $332 $318 $650
Total pro-forma adjustments
$2,900 $889 $1,296 $1,431 $3,616
Pro-Forma summary of
combined net loss of
continuing operations
($14,334) ($4,248) ($2,340) ($1,392) ($8,016)

GigOptix LLC Copyright - 2008
Pro-Forma Summary of Combined Historical Financial
Pro-Forma Summary of Combined Historical Financial
Results
Results
for GigOptix LLC, Helix and Lumera
for GigOptix LLC, Helix and Lumera
Unaudited in (000's)
Description
FY2007
FY2008
9 MOS
FY2008
Q1 Q2 Q3
Summary of combined net loss of continuing operations ($17,234) ($5,173) ($3,636) $(2,823) ($11,632)
Adjustment to exclude extraordinary expenses
Dissolution of iTerra Communications' Italian subsidiary $1,000 - - - -
Due diligence - Helix acquisition - - $122 - $122
IPR&D one time write-off - Helix Acquisition - - $300 - $300
Non capitalized merger  fees for GigOptix and Lumera  - $889 $542 $1,113 $2,544
Adjustments to exclude increased expenses
Interest Debt – iTerra debt through restart on June 2007               $1,900             - - - -
Amortization of Intangible Assets - acquired from Helix - - $332 $318 $650
Total pro-forma adjustments $2,900 $889 $1,296 $1,431 $3,616
Pro-Forma summary of combined net loss of continuing
operations
($14,334) ($4,248) ($2,340) ($1,392) ($8,016)

GigOptix LLC Copyright - 2008
Unconsolidated Balance Sheet Data
Unconsolidated Balance Sheet Data
Unaudited in (000s)
GigOptix
September 26, 2008
Lumera
September 30, 2008
Cash $788 $7,045
Working capital $2,242 $6,161
Total Assets $7,435 $10,709
Total Liabilities $2,476 $1,991
Total stockholder's equity $4,959 $8,718

GigOptix LLC Copyright - 2008
Summary: GigOptix Highlights
Summary: GigOptix Highlights
Strong Underlying Market Growth
Migration to Mass Markets
Breadth of Products: speed, reach, and broad
applications
Unique Integrated Solutions
Technological Advantage
Innovation and Emphasis on IP
Synergistic use of semiconductors and polymers
Intrinsic growth complimented by rollup and
consolidation strategy
Rapid revenue growth and tight cost control
Efficient operations based on a fabless model
Rapid Underlying
Market Transformation
Wide Portfolio of
Products
Highly Differentiated
Technology
Execution